Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-8 No. 333-32173) pertaining to the Bank of the Ozarks, Inc. Stock Option Plan, (Form S-8 No. 333-74577) pertaining to the Bank of the Ozarks, Inc. 401(k) Retirement Savings Plan, and (Form S-8 No. 333-32175) pertaining to the Bank of the Ozarks, Inc. Non-employee Director Stock Option Plan, of our reports dated February 22, 2008 with respect to the consolidated financial statements of Bank of the Ozarks, Inc. and the effectiveness of internal control over financial reporting, which are incorporated by reference in this Annual Report on Form 10-K of Bank of the Ozarks, Inc. for the year ended December 31, 2007.

/s/ Crowe Chizek and Company LLC

Brentwood, Tennessee
March 11, 2008